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                        Preamble to the Resolution on the
                     Supplemental Executive Retirement Plan

Resolution to be adopted by the Board of Directors of Handy & Harman to add two lump sum payment provisions to the Supplemental Executive Retirement Plan (the "Supplemental Plan"). Under one provision the executive can elect a lump sum payment to be paid at termination of employment. This would be calculated on the same basis as under the qualified pension plan except that the interest rate reflected in the calculation would be 80% of the applicable interest rate under the qualified pension plan. The second provision would be an automatic lump sum payment upon change in control. This would be calculated in a similar manner as for the voluntary election at termination of employment except for two differences. One of these differences is to apply the lump sum factor reflecting 80% of the interest rate to the full amount of pension determined under the Supplemental Plan (i.e. before offset for the qualified pension plan), which would then be reduced by the lump sum payment as determined under the qualified pension plan reflecting 100% of the interest rate. The other difference would apply to participants who are less than age 60 and therefore are not yet eligible for an early retirement pension. For these participants the lump sum value of the full amount of pension would reflect commencement of the full amount of accrued pension starting at age 60. The payment upon change in control would be increased by the amounts of excise tax payable.

                             FIRST AMENDMENT TO THE
                     SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN
               (AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 1995)
                            (THE "SUPPLEMENTAL PLAN")

The Handy & Harman Supplemental Executive Retirement Plan is amended effective January 1, 1995 in the following respects:

1) The second paragraph of Section 3 of the Supplemental Plan is hereby amended to add the following introductory phrase:

         "Except as provided in Section 11,"

2) A new Section 11 is hereby added to the Supplemental Plan to read as follows:


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         "11. Lump Sum Option. A participant who has a valid lump sum payment election in effect at his termination of employment date will receive his benefits under the Supplemental Plan in a lump sum payment within the 30 day period following his termination of employment date. The payment will be made as soon as practical thereafter. A lump sum payment election will be valid if approved by Trustees or if it has been in effect for at least 12 months and is on a form authorized by the Committee.

         The amount of the lump sum payment will be equal to the monthly pension that is the excess of (a) over (b) as described in Section 3 multiplied by the applicable lump sum factor. The applicable lump sum factor shall be the same factor as determined for single sum amounts in Section 1.1 of the Pension Plan except that the applicable interest rate reflected in the calculation for the Supplemental Plan will be equal to 80% of the applicable interest rate for the Pension Plan."

3) The part of the present Section 10 of the Supplemental Plan up to subpara graph (a) is hereby amended to read as follows:

         "10. Acceleration of Payments. In the event a "change in control" of the Company (as hereinafter defined) shall occur, the lump sum payment (as hereinafter defined) of the amount of benefits hereunder shall be determined for each Eligible Executive and for each other executive who is a corporate officer of the Company, and each such person shall be deemed to be 100% vested.

         The aggregate amount of all such lump sum payments shall be paid into a grantor trust (which may include the grantor trust referred to in Section 4 hereof) established by the Company for payment to such Eligible Executives and other executives in accordance with the terms of such trust fund. Such amount to be paid shall be reduced by the estimated value of the assets in such grantor trusts at the time of the payment with respect to the persons reflected in the lump sum amounts. Such amount shall be paid to the trusts immediately upon the occurrence of the change in control.

         Each participant will receive the amount of lump sum payment calculated on his behalf within 30 days of the change in control. The lump sum payment to

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         each participant under this Supplemental Plan shall be equal to the excess of (i) over (ii), where:

         (i) equals the lump sum payment on behalf of the amount of monthly pension described in subsection (a) of Section 3 of this Supplemental Plan, where such amount is determined as for a lump sum payment in Section 1.1 of the Pension Plan except that the interest rate for the Supplemental Plan will be equal to 80% of the applicable interest rate for the Pension Plan, and further provided that the single sum payment will assume that the pension will commence on the first day of the month following the participants's 60th birthday (current age if older), and


         (ii) equals the lump sum payment on behalf of the amount of monthly pension described in subsection (b) of Section 3 of this Supplemental Plan as determined under Section 1.1 of the Pension Plan.

4) Section 10 of the Supplemental Plan is hereby amended to add the following paragraph to at the end of the present Section 10:

         "In addition to the lump sum payment described above, the Company shall reimburse each participant who receives such a lump sum payment for any excise tax (and any income and excise tax due with respect to such reimbursement) imposed on such lump sum payments in connection with the change in control of the Company pursuant to Section 280G of the Internal Revenue Code of 1986, as amended. The basis for such reimbursement calculation shall be consistent with similar calculations described in change in control agreements of the Company."






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